EXHIBIT 99.1

Hydrogenics Awarded Contract for Fueling Station in Italy

MISSISSAUGA, Ontario, June 18, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company has been awarded a contract for three HySTAT®-60 electrolyzers by The Linde Group (XETRA:LIN.DE) for installation as part of a fueling station in Bolzano, Italy. Terms of the award were not disclosed.

The station is currently under construction near a major motorway in Bolzano, thus well situated for large volumes of vehicular traffic; it is expected to supply hydrogen for both cars and buses.  The project is part of the EU's Clean Hydrogen In European Cities ("CHIC") project, which is committed to making hydrogen-based public transport a commercial reality in Europe.

"Hydrogenics continues to play a major role in promoting hydrogen as a clean, viable fuel alternative worldwide," said Daryl Wilson, President and CEO of Hydrogenics. "Now with 45 facilities using our equipment across the globe, we are at the forefront of hydrogen-based solutions for energy management, storage, and transportation. This site in Italy is expected to be one of many in the future that will provide hydrogen for a growing number of buses and passenger cars equipped with fuel cells in the region. While some stations, like this one, will have electrolyzers on the premises, others across Europe will use hydrogen created through an expanding array of energy storage facilities – converting excess power that would have otherwise been wasted into usable hydrogen through one of our Power-to-Gas applications. We are excited by the increasing appreciation for what hydrogen can do and by our role in this rapidly-evolving industry."

The rollout of the Bolzano installation will be managed by the Institute for Innovative Technologies (IIT) and operated by Alpengas. Hydrogenics' HySTAT®-60 units will, combined, initially produce approximately 400 kilograms of fuel daily and are expected to be delivered before the end of 2013, with startup in early 2014.  Further hydrogen stations along the Bolzano-Modena motorway are planned for the future.

Additional information can be found at http://chic-project.eu/category/cities/phase-1-cities/bolzano and at http://www.netinform.net/H2/H2Stations/H2StationsDetail.aspx?ID=324.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Hydrogenics Contacts:
         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com